Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


VANCOUVER, BRITISH COLUMBIA, November 29, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that it has completed the previously disclosed debt financing with The Rockside Foundation.

The terms of the completed debt financing provide that the Company's subsidiary Falls Mountain Coal Inc., will borrow from The Rockside Foundation the aggregate principal sum of up to US$7,000,000, together with interest thereon at the rate of 10% per annum payable monthly, and will issue to The Rockside Foundation as bonus shares that number of the Company's shares that is equivalent to 10% of the principal amount of the loan advanced by The Rockside Foundation, converted into Canadian dollars, and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding.

The credit facility is available in three tranches. The first tranche of US$3,750,000 was advanced on November 26, 2004. The remaining tranches will be available to the Company at the sole option of the Company as follows:
US$1,250,000 between December 27, 2004 and February 19, 2005; and US$2,000,000
between June 1, 2005 and July 31, 2005. Funds advanced under the loan will be due and payable in full on or before November 30, 2005. The principal will be repaid from operating cash flow or the net proceeds of any subsequent asset sale or financing. Falls Mountain Coal Inc. may repay the Loan at any time prior to maturity, without notice or penalty.

The loan is secured by a second interest in all of the assets and undertaking of Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and Pine Valley Coal Ltd., subordinated to the security granted by the Company to Mitsui Matsushima Canada Ltd. and Marubeni Corporation.

To the knowledge of the Company The Rockside Foundation owns 19.89% of the Company as of today and excluding the bonus shares which will be issued as a result of the Company drawing down US$3,750,000 of the credit facility. The Rockside Foundation is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

The Company is not required to obtain a formal valuation of the related party transaction with The Rockside Foundation or to obtain minority approval for such transaction by virtue of the fact that at the time that such transaction was agreed to, the amount of the proposed loan does not exceed 25% of the Company's market capitalization.

Since November 18, in addition to the Rockside financing, the Company has received a further $413,000 through the exercise of 1,670,000 warrants. The Company has received or completed arrangements to receive the following funds:


RECENT FUNDS RECEIVED OR FINANCIAL ARRANGEMENTS COMPLETED

Loan (from The Rockside Foundation)      US$7.0 million  CAD $8.24 million
Recent Warrant and Option Exercises                      CAD $2.26 million
TOTAL                                                    CAD $10.50 million

The funds will be used for further development of the Willow Creek Mine and for general corporate purposes.

On September 24, 2004, the Company announced it had granted 950,000 stock options under the Company's Stock Option Plan at a price of $1.75 per share for a five-year period to a director and officer. The vesting of the options have been revised as follows. A total of 310,000 common shares vested on September 24, 2004 and the balance will vest as to a further 80,000 common shares on each of November 30,2004, February 28,2005, May 31, 2005, August 31, 2005, November 30, 2005, February 28, 2006, May 31, 2006 and August 31, 2006.



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                           (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2004.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    November 29, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer